Annual and Special Meeting of Shareholders

May 16, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 -Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Outcome of Vote

1.  The election of the director nominees set forth in the Information Circular of Paramount Resources Ltd. dated March 16, 2007 (the "Information Circular") as directors of Paramount Resources Ltd. to hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed.

Passed
2. The appointment of Ernst & Young LLP, Chartered Accountants, as auditors of Paramount Resources Ltd. to hold office until the close of the next annual meeting of shareholders.	Passed

3.  Approving the amendment to the Corporation's Articles to remove the Class X Preferred Shares, Class Y Preferred Shares and Class Z Preferred Shares from the Corporation's authorized share capital, all as described in the Information Circular.

99.99%* in favour 0.01%* against * In respect of 52,179,840 shares voted of the 70,882,175 issued and outstanding